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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD STREET. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DUSTIN HENDERSON (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kiska Reports Results From the First 3 holes Drilled on the Muddy Creek Prospect, Whistler Project, Alaska

KSK11-18

Vancouver, BC – December 15, 2011:  Kiska Metals Corporation (“Kiska" or "the Company”) reports drill results from three reconnaissance drill holes at the Muddy Creek Prospect, Whistler Project, located 160 kilometres northwest of Anchorage, Alaska. These first three drill holes, tested the southwestern edge of a 2.4 square kilometre area of anomalous gold in soils and returned significant gold-bearing intersections.

Mineralization at Muddy Creek occurs as consistently developed sheeted veins within a five kilometre-wide diorite-monzonite intrusive complex in the south central part of the Whistler property. The prospect region is partially covered by contour soil sampling that highlights a 2.4 square kilometer area where soil samples average 2.3g/t gold and 0.06% copper. Rock samples collected within a 5.4 square kilometre area average 4.4g/t gold including select samples of individual vein zones and locally derived talus float samples.

Largely due to steep terrain, holes MC11-001 and 002 were situated at the southwestern edge of the gold-in-soil geochemical anomaly, collared 360 metres apart and drilled toward each other. Both holes intersected steep northwest striking sheeted vein arrays. The northeast directed hole, MC11-001, returned 38.8 metres averaging 0.51 g/t gold equivalent within a broader interval of 138.8 metres averaging 0.29g/t gold equivalent. The southwest directed hole, MC11-002, returned intervals of 45.0 metres averaging 0.52g/t gold equivalent and 44.2 metres averaging 0.51 g/t gold equivalent within a broad 338.1 metre interval averaging 0.30g/t gold equivalent. Hole MC11-003 was designed to test the Bonanza Zone, 3.3 kilometres to the southeast where 12 selective rock samples of outcrop and a few locally derived float samples averaged 9.0g/t gold over a 340 metre distance along the slope. The hole targeted the vein-hosting diorite beneath capping sediments, however, the hole failed to reach the intended diorite target and was shut down in sediments.

“From our first attempt at testing the Muddy Creek target, it is obvious that it is a large gold-bearing system. Our holes, which in effect only tested one edge of the anomaly, are certainly encouraging," stated Mark Baknes, VP Exploration of Kiska.  "It’s early days in terms of our understanding of Muddy Creek, but it is a distinct target from Whistler and Island Mountain and shares a resemblance to examples of Intrusion Related Gold (IRG) systems like Fort Knox in the Fairbanks District and to targets being pursued by a joint Millrock-Teck exploration effort immediately adjacent to the west of Muddy Creek.  The presence of another large gold-bearing system on the property underscores that the Whistler Property is an emerging gold district with a diversity of mineralization styles.  A plan map for Muddy Creek can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=406237.

Muddy Creek, Summary of 2011 Drill Hole Results

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
MC11-001	162.0	300.8	138.8	0.22	1.14	0.02	0.29
Including	262.0	300.8[1]	38.8	0.43	1.15	0.03	0.51
MC11-002	3.0	341.2[1]	338.1	0.23	0.66	0.03	0.30
Including	159.0	204.0	45.0	0.41	1.33	0.04	0.52
Including	297.0	341.2	44.2	0.44	0.69	0.03	0.51

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

1End of Hole – hole ended in mineralization

Kiska has concluded the 2011 drill program on the Whistler Project that has totalled 30,304 metres in 147 drill holes. Data from this campaign will be analyzed through the winter to plan for the 2012 program at Whistler. Plans include an aggressive property-wide program, with particular focus and follow-up on the Whistler Orbit and the exciting results from the Breccia Zone at Island Mountain.

Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Rock samples were prepared for assay at ALS Chemex Labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex Labs in North Vancouver, British Columbia.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper).  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

Muddy Creek Plan Map

KISKA
METALS CORPORATION

Legend
Au (ppm) in Soils
0.025 - 0.05 (20)
0.05 - 0.1 (23)
0.1 - 0.25 (27)
0.25 - 0.5 (11)
0.5 - 0.1 (15)
0.1 - 1.5 (10)
1.5 - 2 (10)
2 - 10 (10)
All Others (19)
Claim Boundary
Fault
River
N
MC11-001
MC11-002
MC11-003
Monzonite
Bio-Monzonite
Qz-Monzonite
Diorite
Hornfels
6,856,000 mN
1 Kilometre
Kiska
Millrock
Whistler Deposit
Muddy Creek
Island Mountain
Map Extent
20 km